

INDEPENDENT PROXY ADVISORY FIRM ISS RECOMMENDS ALEXCO SHAREHOLDERS VOTE FOR THE PROPOSED TRANSACTION WITH HECLA

- The deadline to vote is at 10:00 am (Pacific Time) on Friday, August 26, 2022.
- For any questions, please contact Alexco's proxy solicitation agent and communications advisor, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (+1-416-304-0211 outside North America) or email assistance@laurelhill.com.

August 15, 2022 – Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the **"Company")** is pleased to announce that a leading independent proxy advisory firm, Institutional Shareholder Services Inc. ("ISS") has recommended Alexco shareholders ("Alexco Shareholders") vote "FOR" the proposed acquisition of Alexco by 1080980 B.C. Ltd. ("108"), a subsidiary of Hecla Mining Company ("Hecla") at the upcoming special meeting of securityholders to be held on Tuesday, August 30, 2022, at 10:00 a.m. (Pacific Time) (the "Meeting").

At the Meeting, securityholders will be asked to consider and, if deemed advisable, pass a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement"), in accordance with the terms of an arrangement agreement entered into by the Company and Hecla on July 4, 2022, as assigned and amended (the "Arrangement Agreement") pursuant to which 108 will acquire all of the issued and outstanding common shares of Alexco (the "Alexco Share") that it does not already own by way of a statutory plan of arrangement under the *Business Corporations Act* (British Columbia). Under the terms of the Arrangement, shareholders will receive 0.116 common shares in the capital of Hecla for each Alexco Share held.

ISS is a leading independent, third-party proxy advisory firm who, among other services, provides proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

In their report ISS stated: *"The transaction makes strategic sense as shareholders will benefit from jurisdictional and project risk diversification, enhanced financing capacity and access to capital, and the benefits conferred by a consolidation of assets with Hecla."*

Alexco's Meeting will be conducted at:

Location: Blake, Cassels & Graydon LLP
Suite 2600, 595 Burrard Street
Vancouver, British Columbia, V7X 1L3

Date: Tuesday, August 30, 2022

Time: 10:00 am (Pacific Time)

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   1 | P a g e
Canada



Alexco's board of directors UNANIMOUSLY recommends that Securityholders VOTE FOR the Arrangement Resolution

The meeting materials have been filed by the Company on SEDAR and EDGAR and are available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The meeting materials are also available on the Company's website at Alexco - Investors - Special Meeting of Shareholders (https://alexcoresource.com/investors/special-meeting-of-shareholders/).

How to Vote

Due to the essence of time, Alexco securityholders are encouraged to vote online or by telephone.

THE VOTING DEADLINE IS 10:00 a.m. (Vancouver Time) ON FRIDAY AUGUST 26, 2022

	Beneficial Shareholder *Shares held with a broker, bank or other intermediary*	**Registered Shareholders** *Shares held in own name and represented by a physical certificate*	**Option holders, DSU holders and RSU holders**
	www.proxyvote.com	www.investorvote.com	www.investorvote.com
	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775	Phone: 1-866-732-8683 Fax: 1-866-249-7775
	Return the voting instruction form in the enclosed envelope	Return the YELLOW form of proxy in the enclosed postage paid envelope	Return the GREEN form of proxy in the enclosed postage paid envelope

Shareholder Questions and Voting Assistance

For any questions or assistance with voting, Alexco securityholders can contact the Company's proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   2 | P a g e
Canada



About Hecla

Founded in 1891, Hecla Mining Company (NYSE: HL) is the largest silver producer in the United States. In addition to operating mines in Alaska, Idaho and Quebec, Canada, the Company owns a number of exploration properties and pre-development projects in world-class silver and gold mining districts throughout North America.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District in Canada's Yukon Territory, one of the highest-grade silver mines in the world.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

Website: www.alexcoresource.com

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's Meeting, Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements regarding the Meeting, statements with respect to the consummation and timing of the transaction; approval by securityholders; the satisfaction of the conditions precedent to the transaction; and timing, receipt and anticipated effects of court, regulatory and other consents and approvals. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Hecla to obtain the necessary regulatory, court, securityholder, and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; changes in laws, regulations and government practices; if a third party makes a Superior Proposal (as defined in the Arrangement Agreement), the Arrangement may not be completed and the Company may be required to pay the Termination Fee (as defined in the Arrangement Agreement); if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on the Company's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; future prices of silver, gold, lead, zinc and other commodities; market competition; and the geopolitical, economic, permitting and legal climate that we operate in. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, assumptions as to the ability of Alexco and Hecla to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, securityholder and other third party approvals; the satisfaction of the conditions to closing of the Arrangement in a timely manner

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   3 | P a g e
Canada



and completion of the Arrangement on the expected terms; the expected adherence to the terms of the Arrangement Agreement and agreements related to the Arrangement Agreement; the adequacy of our and Hecla's financial resources; favourable equity and debt capital markets; and stability in financial capital markets. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   4 | P a g e
Canada